UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

GlobalOptions Group, Inc.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

37946D209
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37946D209

1	NAME OF REPORTING PERSON Harvey W. Schiller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 406,143 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 406,143 (1)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,143 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON IN

(1) Includes 125,000 shares of Common Stock issuable upon exercise of stock options.

CUSIP NO. 37946D209

Item 1(a).	Name of Issuer:

GlobalOptions Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

415 Madison Avenue, 17th Floor
New York, New York 10017

Item 2(a).	Name of Person Filing:

Harvey W. Schiller

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o GlobalOptions Group, Inc.
415 Madison Avenue, 17th Floor
New York, New York 10017

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common stock, $0.001 par value (the “Shares”)

Item 2(e).	CUSIP Number:

37946D209

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

CUSIP NO. 37946D209

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on December 31, 2012.

(a)	Amount beneficially owned:

406,143 Shares (1)

(b)	Percent of class:

6.4% (based upon 6,197,760 Shares outstanding, which is the total number of Shares outstanding as of November 19, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2012).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

406,143 Shares (1)

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

406,143 Shares (1)

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
(1) Includes 125,000 Shares issuable upon exercise of stock options.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

CUSIP NO. 37946D209

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

CUSIP NO. 37946D209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

/s/ Harvey W. Schiller
Harvey W. Schiller